Exhibit 99.1

Dejour’s Kokopelli Metering and Connection Contracted-

Completion Begins

Woodrush Production Up 20% to 606 BOE/D

Denver, Colorado, June 5, 2013 — Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, is pleased to announce that it has signed contracts for access to gas infrastructure through the major gas aggregator in the eastern Piceance region. Construction of the metering station and tie-in to Dejour’s production facility will commence immediately. Once the tie in is completed, well completions will be commenced with Haliburton (NYSE:HAL) performing the hydraulic fracturing. Following the completion work, the wells will be put into production.

The Company operates this Kokopelli project and enjoys a 72% WI in the entire acreage, with an average 93% gross WI in the initial four wells, subject to a previously announced production sharing agreement with a Denver based drilling fund.

With the realization of firmer gas prices to date in 2013 and increased deeper drilling activity in the Basin, Dejour is now modeling Kokopelli for the next wave of development. The Company estimates the potential to drill 27 deeper Mancos/Niobrara wells and more than 200 additional Williams Fork wells on its two leases that comprise a total of 2200 gross acres at Kokopelli. Plans are being implemented to drill a high potential Mancos production test at Kokopelli in Q4 2013.

The Company also announces today that the gross field production at Woodrush BC averaged 606 BOE per day for the first two months (April/May) of Q2 2013, an increase of 20% over the average daily rate in Q1 2013. This production increase coincides with field netbacks of over $38 per BOE to date in Q2. Dejour owns and operates 75% of this field.

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About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin and environs (approximately 117,500 net acres) and Peace River Arch regions (approximately 7,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders’ best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil. The term “BOE” may be misleading if used in isolation. A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Craig Allison
598 – 999 Canada Place,	Investor Relations – New York
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050; Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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